July 20, 2006

Mail Stop 4561

Corporation Services Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: Grant Enterprises, Inc.**
> **Amendment no. 3 to Form SB-2**
> **Filed July 5, 2006**
> **Registration no. 333-127259**

Dear Mr. Shadmer,

We have reviewed your amendment and have the following comments.

Management Discussion and Analysis
Critical Accounting Policies, page 13

1. Expand your critical accounting policies disclosure to encompass all assumptions
    with respect to your revenue recognition and accounting for income taxes
    policies. In this respect, please revise for the following specific items:

    - Your disclosure should provide your product and services accounting policy,
      including your analysis of the indicators supporting your determination of
      gross verses net reporting.
    - Your disclosure indicates receivables from the sale of chairs have not had a
      material risk of non-payment. Clarify how this statement impacts your
      allowance for doubtful accounts.
    - Your disclosure indicates you have tax carryforward as you have experienced
      operating losses. Clarify whether you apply a valuation allowance against
      your net operating loss carryforwards. In addition, disclose the nature of the
      estimates involved when computing your valuation allowance, how you
      arrived at the estimate and whether the estimate is reasonably likely to change
      in the future.

2. Your disclosure in this section states, "[t]he Company considers competition from
    similar companies to be a risk for future revenues. Downward trend of [y]our
    revenues may continue with increased competition. Although the sale of Chairs
    has declined due to competition the revenues from vending remain steady."
    Please move this discussion to a more relevant part of your Management
    Discussion and Analysis disclosure, such as the "Overview" section.

Results of Operations
Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005
Cost of Services, page 14

3. The balances discussed in this section appear to be your gross profit balances not
    your cost of services balances. Revise your disclosure as appropriate. In
    addition, since you report gross profit on your statement of operations, revise your
    results of operations disclosure to include a discussion of gross profit.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

4. Since you report gross profit on your statement of operations, revise your results
    of operations disclosure to include a discussion of gross profit. Ensure to discuss
    the reasons your gross profit increased significantly in fiscal year 2005 and
    whether such increase represents a trend.

Total Expenses, page 14

5. Revise your discussion to disclose the reasons general and administrative
    expenses decreased in fiscal year 2005.

Capital Resources and Liquidity, page 15

6. Your disclosure refers to your September 31, 2005 cash, current assets and current
    liabilities balances. Revise to disclose balances relevant to your most recent
    periodic filing included in your registration statement.

Report of Independent Registered Public Accounting Firm

7. We note the audit report included in your registration statement covering the
    fiscal years ended December 31, 2005 and 2004 is not signed. Revise to include a
    signed audit report pursuant to Article 2.02 of Regulation S-X.

Financial Statements as of and for the Year Ended December 31, 2005

8. Your financial statements do not have page numbers. Please revise.

Consolidated Balance Sheets

9. Your response to prior comment number 6 states, in part, "[t]here was no liability
    at December 31, 2004 because there was no loan at that time." We further note
    your "Demand note payable – stockholder" financial statement caption contained
    in your Form SB-2 filed on August 5, 2005 and Amendment No. 1 to Form SB-2
    filed on November 11, 2005 had a balance of $36,461. However, your

consolidated balance sheet contained in your current registration statement has a zero balance for the stockholder loans. Clarify why this balance changed. In addition, we note several of your other December 31, 2004 balance sheet captions changed between amendment No. 2 and No. 3, such as cash, accounts receivable, property and equipment, additional paid in capital and retained earnings (deficit). Provide the specific reasons each one of these balance sheet captions changed. If the balances included within your December 31, 2004 balance sheet were improperly recorded in previous Form SB-2 filings, revise your financial statements report the restatement pursuant to paragraphs 36 and 37 of APB 20.

10. Your response to prior comment number 6 also indicates the loan was reclassified as partner's capital as the note holder decided to contribute this payable to capital. Clarify how your accounting complies with APB 26, paragraph 20 (including footnote 1). Please provide the journal entries used to record this transaction.

11. Your response to prior comment number 9 states, [t]he reclassification is a correction of an error." However, you have not provided all the disclosure required by paragraphs 36 and 37 of APB 20. Further, the audit opinion included in the registration statement does not reference the restatement. We refer you to AU Section 561.06a. Revise as appropriate.

Statement of Stockholders' Equity

12. Your statement provides a caption for "[n]et change to unit holder's capital on conversion of note payable to unit holder of the subsidiary company." Explain the nature of this transaction. As part of your response, explain how this note was originated, when it was converted and how your subsidiary is involved in this transaction. Clarify why you believe it is appropriate to report such activity directly to accumulated deficit. In addition, provide the accounting literature you applied when accounting for this transaction. Provide the same analysis for the similar amount reported on your March 31, 2006 statements of stockholders' equity.

Notes to the Financial Statements
Revenue Recognition

13. We have read your analysis of EITF 99-19 supporting your conclusion gross reporting is appropriate for revenue derived from the sale of chairs in response to prior comment number 10. Your support appears to be largely based on the fact the customer pays you directly for the sale. However, this is not an indicator provided in EITF 99-19 and therefore is not support of gross reporting. Please provide a full analysis of all the indicators listed in EITF 99-19 and explain whether each one supports gross or net presentation. In this respect, since you do not accept the products purchased by the customer, clarify whether you are the

primary obligator in these sale arrangements; we refer you to EITF 99-19, paragraph 7. If you are not the primary obligator, this would be a strong indicator of net reporting. Further, it does not appear that you have general inventory risk, which is another strong indicator of net reporting; we refer you to paragraph 8 of EITF 99-19. Further, your response indicates you receive a net amount from the sale. Clarify whether you receive a fixed fee for the sale of the chairs; we refer you to paragraph 16 of EITF 99-19. In addition, please refer to Example 1 in Exhibit A of EITF 99-19 when preparing your analysis.

14. We note your response to prior comment number 10 and reissue and clarify the comment a portion of the comment. Explain whether the revision to report revenue on the gross basis is a correction of an error pursuant to paragraph 13 of APB Opinion 20. If it is the correction of an error, provide all disclosure required by paragraphs 36 and 37 of APB Opinion 20 and revise the audit opinion to reference the restatement pursuant to AU Section 561.06a. If you believe the error is not material, provide your full materiality analysis of the error pursuant to SAB Topic 1M.

15. We note your response to prior comment number 12 and reissue and clarify the comment. Your accounting policy for each type of revenue transaction should clearly demonstrate how you evaluate the basic criteria of SAB Topic 13 when determining revenue is realized and earned. We refer you to SAB Topic 13, Section A.1. Further, your revised disclosure indicates chairs are sold from your inventory. However, you do not take possession of the chairs and do not report inventory on your balance sheet. Please revise your disclosure to delete any reference to inventory and clearly describe the manner in which your chair sales are consummated.

Short-Term Investments

16. Clarify why you have a short-term investment accounting policy when you do not have any investments recorded on your balance sheet or revise to remove this disclosure.

Property and Equipment

17. Your revised disclosure states depreciation is computed using the double declining method and your property and equipment has a useful life of five years. Explain why so little depreciation was recorded in fiscal year 2005.

Income Taxes

18. Your response to prior comment number 14 states, "[t]he Company has its footnotes in accordance with SFAS 109." However, you have not provided all the

required disclosures required pursuant to paragraphs 43 through 49 of SFAS 109. Revise as appropriate. In addition your financial statements do not have income tax expense or deferred tax assets/liabilities balances reported. Please tell us how your accounting complies with the objectives and basic principals and recognition and measurement provisions of SFAS 109. We refer you to paragraphs 6 through 8 and 16 of SFAS 109.

19. Your response indicates you are accruing income taxes in accordance with APB 28, paragraphs 19 and 20. However, you do not have income tax payables recorded as of March 31, 2006. Please advise how your accounting complies with APB 28, paragraphs 19 and 20.

Fair Value of Financial Instruments

20. Your disclosure refers to short-term investments and long-term debt to banks. However, you do not appear to have such financial instruments. Your disclosure should be specific to your financial statements to help investors understand the nature of your financial instruments. Revise.

Earnings Per Share

21. Your disclosure states, "[d]iluted EPS reflects the potential dilution of securities that could share in the earnings." However, your consolidated statement of operations does not provide diluted EPS information. Explain whether the 200,000 stock options issued on September 1, 2005 could potentially dilute basic EPS. If so, revise to include diluted EPS on your consolidated statement of operations and provide the disclosure required by paragraph 40a of SFAS 128. If not, revise to disclose that because the effect of the stock options would have been antidilutive for the periods presented you do not report these options in diluted EPS; we refer you to paragraph 40.c of SFAS 128.

Compensation in the Form of Stock

22. We note your response to prior comment number 16 and reissue and clarify the comment. Your response indicates you issued stock options for sale. However, we do not see any cash reported on your consolidated statement of cash flows for the year ended December 31, 2005. Therefore, it appears you issued an option to purchase your common stock. If this is correct, revise to disclose whether account for your stock compensation plan pursuant to APB 25 or SFAS 123 and provide the disclosures required by paragraphs 45 through 48 of SFAS 123.

Interim Financial Statements as of and for the Three Months Ended March 31, 2006
Consolidated Statements of Operations

23. It appears you have improperly reported earnings per share as of March 31, 2005 as $0.01 instead of $0.006. Please revise or provide your calculation supporting your currently reported earnings per share.

Note 2. Related Party Transactions

24. Your response to prior comment number 15 indicates that your financial statements have been revised to disclose related party loans as of the balance sheet date. However, your disclosure refers to your balance as of December 31, 2005. Revise to disclose the amount due at the balance sheet date.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian, the Branch Chief - Accounting at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853, Anne Nguyen, Special Counsel, at (202) 551-3611, or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

CC: Gregg E. Jaclin
       Anslow & Jaclin, LLP
       195 Route 9 South, Suite 204
       Manalapan, NJ 07726
       FAX No. (732) 577-1188